April 22, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	William H. Thompson
Accounting Branch Chief
Office of Consumer Products

Re:                             Smart & Final Stores, Inc.

Form 10-K for the Fiscal Year Ended January 3, 2016 (the “Form 10-K”)

Form 8-K Filed March 9, 2016

File No. 1-36626

Ladies and Gentlemen:

Set forth below are the responses of Smart & Final Stores, Inc. (the “Company”) to the comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated April 12, 2016 relating to the above-referenced filings.  For your convenience, we have recited each of the numbered comments from the Staff in italicized type and have followed each comment with our response.  References throughout this letter to “we,” “us” and “our” are to the Company.

Form 10-K for the Fiscal Year Ended January 3, 2016

Item 7.  Management’s Discussion and Analysis of Financial Position and Results of Operations

Critical Accounting Estimates, page 60

1.              In future filings please provide a more robust discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates rather than duplicating the accounting policy disclosures in the financial statement footnotes.  Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented.  In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions are applied.  If reasonably likely changes in inputs to estimates would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified.  Please refer to SEC Release No. 33-8350.  In your response, please show us what your disclosure would look like.

Response to Comment 1:

We acknowledge the Staff’s comment and, in future filings, we will provide a more robust discussion of our critical accounting policies and estimates, quantify and, where material, provide an analysis of the impact of critical accounting estimates on our financial position and results of operations for the periods presented, and include a qualitative and quantitative analysis of the sensitivity of reported results to changes in our assumptions, judgments and estimates. The Company further advises the Staff that it will make the following critical accounting policy disclosure in its future filings (with additional, responsive language in bold):

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets, liabilities, sales and expenses in the accompanying financial statements. Critical accounting estimates are those that require the most subjective and complex judgments, often employing the use of estimates about the effect of matters that are inherently uncertain. These critical accounting estimates, under different conditions or using different assumptions or estimates, could show materially different results on our financial condition and results of operations. The following are considered our most critical accounting estimates that, under different conditions or using different assumptions or estimates, could show materially different results on our financial condition and results of operations.

Share-Based Compensation

We account for share-based compensation in accordance with Accounting Standards Codification (“ASC”) 718, Compensation—Stock Compensation (“ASC 718”). ASC 718 requires all share-based payments to be recognized in the statements of operations and comprehensive (loss) income as compensation expense based on their fair values over the requisite service period of the award, taking into consideration estimated forfeiture rates.

We use the Black-Scholes-Merton option-pricing model to estimate the fair value of stock options on the date of each grant. The Black-Scholes-Merton option-pricing model utilizes highly subjective and complex assumptions to determine the fair value of share-based compensation, including the option’s expected term and price volatility of the underlying stock.  The methods used to develop our assumptions are discussed further in Note 12, Share-Based Compensation, in the accompanying notes to our audited consolidated financial statements.

Given the absence of a public trading market for our common stock prior to the IPO, the fair value of the common stock underlying our share-based awards was determined by our Board of Directors, with input from management and, in some cases, a contemporaneous valuation report prepared by an unrelated nationally recognized third-party valuation specialist, in each case using the income and market valuation approach. We believe that our Board of Directors had the relevant experience and expertise to determine the fair value of our common stock. In accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our Board of Directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock. These estimates are no longer necessary to determine the fair value of new awards now that the underlying shares are publicly traded.

In addition to assumptions used in the Black-Scholes-Merton option pricing model, we must also estimate a forfeiture rate to calculate the share-based compensation cost for our awards. Our forfeiture rate is based on an analysis of our actual historical forfeitures and consideration  of future expected forfeiture rates.

The assumptions referred to above represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If these assumptions change and different factors are used, our share-based compensation expense could be materially different in the future. We do not believe there is a reasonable likelihood that changes in the assumptions used in our estimates will have a material effect on our financial condition or results of operations in future periods. Changes in future share-based compensation expense related to these awards may result from changes in forfeiture rates. However, we do not believe there is a reasonable likelihood that such changes will be material.

We recognize compensation cost for graded vesting awards as if they were granted in multiple awards. We believe the use of this “multiple award” method is preferable because a stock option grant with graded vesting is effectively a series of individual grants that vests over various periods. Management also believes that this provides for better matching of compensation costs with the associated services rendered throughout the applicable vesting periods.

Inventories

Inventories consist of merchandise purchased for resale which is stated at the lower of the weighted-average cost (which approximates first-in, first-out (“FIFO”)) or market. We provide for estimated inventory losses between physical inventory counts at our stores based upon historical inventory losses as a percentage of sales. Physical inventory counts are conducted on a recurring and frequent basis throughout the year. The provision for inventory loss is adjusted periodically to reflect updated trends of actual physical inventory count results.  Historically, our actual physical inventory count results have shown our estimates to be materially reliable. We do not believe there is a reasonable likelihood that changes in our estimates will have a material effect on our financial condition or results of operations in future periods.

The proper valuation of inventory also requires us to estimate the net realizable value of our slow-moving inventory at the end of each period. We base net realizable values upon many factors, including historical recovery rates, the aging of inventories on hand, the inventory movement of specific products and the current economic conditions. When we have determined inventory to be slow-moving, the inventory is reduced to its net realizable value by recording an obsolescence valuation allowance. We believe these risks are largely mitigated because our inventory typically turns on average in less than three months.

With regard to the proper valuation of inventories, we review our valuation methodologies on a recurring basis and make refinements where the facts and circumstances dictate.

Goodwill and Intangible Assets

We account for goodwill and identified intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other. Goodwill and identifiable intangible assets with indefinite lives are not amortized, but instead are evaluated on an annual basis for impairment, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

We evaluate goodwill for impairment by comparing the fair value of each reporting unit to its carrying value including the associated goodwill. We have designated our reporting units to be our Smart & Final banner and our Cash & Carry banner. We determine the fair value of the reporting units using the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies.

Our detailed impairment analysis involves the use of both a market value method and discounted projected future cash flow models. Determining market values using a discounted cash flow method requires that we make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate market rates. Significant management judgment is necessary to evaluate the impact of operating and macroeconomic changes on existing and forecasted results. Our judgments are based on historical experience, current market trends and other information. In estimating future cash flows, we rely on internally generated forecasts for operating profits and cash flows, including capital expenditures. Critical assumptions include projected comparable store sales growth, timing and number of new store openings, operating profit rates, general and administrative expenses, direct store expenses, capital expenditures, discount rates, royalty rates and terminal growth rates. We determine discount rates based on the weighted average cost of capital of a market participant. Such estimates are derived from our analysis of peer companies and consider the industry weighted average return on debt and equity from a market participant perspective. We also use comparable market earnings multiple data and our market capitalization to corroborate our reporting unit valuation. Factors that could cause us to change our estimates of future cash flows include a prolonged economic crisis, successful efforts by our competitors to gain market share in our core markets, our inability to compete effectively with other retailers or our inability to maintain price competitiveness. In the fourth quarter of fiscal year 2015, we completed our quantitative assessment of any potential goodwill impairment and concluded that there were no indications of impairment as of January 3, 2016. Our quantitative assessment of potential goodwill impairment concluded that the fair value of the Smart & Final banner and Cash & Carry banner each exceeded their respective carrying value by over 50%. Based on this excess of fair value over carrying value, we believe that reasonable variations in the estimates and assumptions used in our impairment analysis would not result in an indication that the reporting unit’s goodwill may be impaired.

If the fair value of the reporting unit exceeds the carrying value of the net assets, including goodwill assigned to that unit, goodwill is not impaired. If the carrying value of the reporting unit’s net assets, including goodwill, exceeds the fair value of the reporting unit, we are required to perform a second step, as this is an indication that the reporting unit’s goodwill may be impaired. In this step, we compare the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets and liabilities of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

If the carrying amount of a reporting unit’s goodwill exceeds its implied value, then an impairment of goodwill has occurred and we would recognize an impairment charge for the difference between the carrying amount and the implied fair value of goodwill.

We evaluate our indefinite-lived intangible assets associated with trade names using a two-step approach. The first step screens for potential impairment by comparing the fair value of each trade name with its carrying value. The second step measures the amount of impairment. We determine the fair value of the indefinite-lived trade names using a “relief from royalty payments” methodology. This methodology involves estimating reasonable royalty rates for each trade name and applying these royalty rates to a revenue stream and discounting the resulting cash flows to determine fair value. In the periods presented, we did not recognize any indefinite-lived trade name impairment loss as a result of such evaluation.

Finite-lived intangible assets, like other long-lived assets as required by ASC 360 (as defined below), are subject to review for impairment whenever events or changes in circumstances indicate that the carrying amount of the finite-lived intangible asset may not be recoverable. Impairment is recognized to the extent the sum of the discounted estimated future cash flows from the use of the finite-lived intangible asset is less than the carrying value.

Impairments of Long-Lived Assets

In accordance with ASC 360, Property, Plant, and Equipment, (“ASC 360”), we assess our long-lived assets, including property, plant and equipment and assets under capital leases for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We believe that impairment assessment of long-lived assets is critical to the financial statements because the recoverability of the amounts, or lack thereof, could significantly affect our results of operations. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, amount of such cash flows, and the asset’s residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. We use internal discounted cash flow estimates and independent appraisals as appropriate to determine fair value. We derive the required cash flow estimates from our historical experience and our internal business plans and apply an appropriate discount rate. We group and evaluate long-lived assets for impairment at the individual store level, which is the lowest level at which individual identifiable cash flows are available. We regularly review our stores’ operating performance for indicators of impairment, which include a significant underperformance relative to expected historical or projected future results of operations or a significant negative industry or economic trend.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its future undiscounted cash flows, an impairment charge is recognized equal to the excess of the carrying value over the estimated fair value of the asset. We measure the fair value of our long-lived assets on a nonrecurring basis using Level 3 inputs as defined in the fair value hierarchy.

Capitalized software costs are subject to review for impairment whenever events or changes in circumstances indicate that the carrying amount of the capitalized software may not be recoverable, whether it is in use or under development. Impairment is recognized to the extent the sum of the future discounted cash flows from the use of the capitalized software is less than the carrying value.

Application of alternative assumptions, such as changes in estimates of future cash flows, could produce significantly different results. Because of the significance of the judgments and estimation processes, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. We recorded a pre-tax impairment loss related to property, plant and equipment of $1.4 million, $0.7 million and $0.8 million for the fiscal years ended January 3, 2016, December 28, 2014 and December 29, 2013, respectively, and a pre-tax impairment loss related to capitalized software of $0.3 million in each of the fiscal years ended December 28, 2014 and December 29, 2013, as discussed further in Note 2, Summary of Significant Accounting Policies, in the accompanying notes to our audited consolidated financial statements.

Income Taxes

Our income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management’s best estimate of current and future taxes to be paid. We are subject to income taxes in the United States and Mexico.

Income taxes are accounted for under the balance sheet model for recording current and deferred taxes. Deferred tax assets and liabilities are measured using currently enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities for a change in tax rates is recognized in income in the period that includes the enactment date. Under applicable accounting guidance, we are required to evaluate the realizability of our deferred tax assets. The realization of our deferred tax assets is dependent upon all available evidence, both positive and negative, including reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations. The assumptions about future taxable income require the use of significant judgment and are consistent with the plans and estimates we are using to manage our underlying businesses. We consider objective historical evidence when evaluating future taxable income, including three years of cumulative operating income (loss). Applicable accounting guidance requires that we recognize a valuation allowance when it is more likely than not that all or a portion of all of a deferred tax asset will not be realized due to our inability to generate sufficient taxable income in future periods. Accordingly, significant judgment is required in our assessment of deferred tax assets and valuation allowances when determining the provision for income taxes and related accruals.

The calculation of our tax liabilities involves uncertainties in the application of complex tax laws and regulations in different jurisdictions. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, which includes resolution of any related appeals or litigation processes, on the basis of the technical merits.

We record unrecognized tax benefits as liabilities and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our estimates of unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

We consider the earnings of certain non-U.S. subsidiaries to be indefinitely invested outside the United States on the basis of estimates that future cash generation will be sufficient to meet future cash needs and our specific plans for reinvestment of those non-U.S. subsidiary earnings. We have not recorded a deferred tax liability related to the U.S.

federal and state incomes taxes and foreign withholding taxes on approximately $4.9 million of undistributed earnings of foreign subsidiaries indefinitely invested outside the United States. If we decide to repatriate foreign earnings, we would need to adjust our income tax provision in the period we determined such earnings will no longer be indefinitely invested outside the United States.

Self-Insurance

We purchase third-party insurance for risks related to workers’ compensation and general liability costs that exceed certain limits for each respective insurance program.

We are also responsible for the payment of claims less than the insured amount. We establish estimated accruals for our insurance programs based on certain factors, including available claims data, historical trends and experience, as well as projected ultimate costs of the claims. These accruals are based on estimates prepared with the assistance of outside actuaries, and the ultimate cost of these claims may vary from initial estimates and established accruals. We believe that the use of actuarial studies to determine self-insurance accruals represents a consistent method of measuring these subjective estimates. The actuaries periodically update their estimates and we record such adjustments in the period in which such determination is made. The inherent uncertainty of future loss projections could cause actual claims to differ from our estimates. Because of the significance of the judgments and estimation processes, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. For example, a 5% change in our insurance and self-insured claims liabilities at January 3, 2016 would have affected pre-tax income by approximately $1.7 million for fiscal year 2015. Historically, periodic adjustments to our estimates have not been material.

Closed Store Reserve

We maintain reserves for costs associated with closures of operating stores and other properties that are no longer being utilized in current operations. In the event a leased store is closed before the expiration of the associated lease, the discounted remaining lease obligation less estimated sublease rental income, asset impairment charges related to improvements and fixtures, inventory write-downs and other miscellaneous closing costs associated with the disposal activity are recognized when the store closes. Adjustments to closed store liabilities primarily relate to changes in subtenant income and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known.

Adjustments to closed stores and other properties reserves primarily relate to changes in estimated timing and amounts of subtenant income or actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the changes become known. Because of the significance of the judgments and estimation processes, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. For example, a 5% change in our closed stores and other properties reserves at January 3, 2016, would have affected pre-tax income by approximately $0.3 million for fiscal year 2015.

Retirement Benefit Plans and Postretirement Benefit Plans

Certain of our employees are covered by a funded noncontributory qualified defined benefit pension plan. U.S. GAAP requires that we measure the benefit obligations and fair value of plan assets that determine our plans’ funded status as of our fiscal year end date.

The determination of our obligation and expense for retirement benefit plans and postretirement benefit plans is dependent, in part, on our selection of certain assumptions used by us and our actuaries in calculating such amounts. Those assumptions are described in Note 8, Retirement Benefit Plans and Postretirement and Postemployment Benefit Obligations, in the accompanying notes to our audited consolidated financial statements. Pension assumptions are significant inputs to the actuarial models that measure pension benefit obligations and related effects on operations. Three assumptions, among others—discount rate, expected long-term return on plan assets and rate of compensation increases—are important elements of plan expense and asset/liability measurement. We evaluate these critical assumptions at least annually. We periodically evaluate other assumptions involving demographic factors, such as retirement age, mortality and turnover, and update them to reflect our experience and expectations for the future. In 2014, the Society of Actuaries released revised mortality scales, which update life expectancy assumptions. In consideration of these scales, we modified the mortality assumptions used in determining our retirement benefit plans and postretirement benefit plans as of December 28, 2014. The impact of these new mortality assumptions resulted in an increase to our defined benefit pension, supplemental executive retirement plan (“SERP”) and postretirement benefit plan obligations and an increase in future related expense. In 2015, the Society of Actuaries released a further update to these mortality scales, which was used in determining our retirement benefit plans and postretirement benefit plan as of January 3, 2016. The impact of these updated mortality assumptions resulted in a slight decrease to our pension, SERP and postretirement benefit plan obligations and a slight decrease in future related expense. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

In accordance with U.S. GAAP, the amount by which actual results differ from the actuarial assumptions is accumulated and amortized over future periods and, therefore, affects recognized expense in such future periods. While we believe our assumptions are appropriate, significant differences in actual results or significant changes in our assumptions may materially affect our pension and other postretirement obligations and future expenses.

We determine the discount rate using current investment yields on high quality fixed income investments. The discount rate assumption used to determine the year-end projected benefit obligation is increased or decreased to be consistent with the change in yield rates for high quality fixed-income investments for the expected period to maturity of the pension benefits. A lower discount rate increases the present value of benefit obligations and increases pension expense. The discount rate used to determine benefit obligations for our defined benefit pension plan as of January 3, 2016 was 4.60%. The discount rate used to determine benefit obligations under our SERP as of January 3, 2016 was 3.69%. The discount rate used to determine benefit obligations under our postretirement benefit plan as of January 3, 2016 was 4.40%.

We determine the expected long-term rate of return on plan assets for our defined benefit pension plan using an allocation approach that considers diversification and rebalancing for a portfolio of assets invested over a long-term time horizon. The approach relies on the historical returns of the plan’s portfolio as well as relationships between equities and fixed income investments, consistent with the widely accepted capital market principle that a diversified portfolio with a larger allocation to equity investments have historically generated a greater long term return. For fiscal year 2015, the Company’s assumed rate of return for our defined benefit pension plan was 7.25%.

Sensitivity to changes in the major assumptions for our benefit plans are as follows (dollars in thousands):

Assumption	Change	Projected benefit obligation (decrease) increase	Expense (decrease) increase
Defined benefit pension plan:
Discount rate	+/- 50 bps	($16,956)/$19,390	($19)/$32
Expected long-term return on plan assets	+/- 50 bps	—	(670)/670
SERP:
Discount rate	+/- 50 bps	(1,404)/1,515	98/(109)
Postretirement benefit plan:
Discount rate	+/- 50 bps	(969)/1,037	—

Vendor Rebates and Other Allowances

As a component of our consolidated procurement program and consistent with standard practices in the retail industry, we frequently enter into contracts with vendors that provide for payments of rebates or other allowances. These rebates and allowances are primarily comprised of volume or purchase-based incentives, advertising allowances and promotional discounts. The purpose of these incentives and allowances is generally to help defray the costs we incur for stocking, advertising, promoting and selling the vendor’s products.

As prescribed by U.S. GAAP, these vendor payments are reflected in the carrying value of the inventory when earned or as progress is made toward earning the rebate or allowance and as a component of cost of sales as the inventory is sold. Certain of these vendor contracts provide for rebates and other allowances that are contingent upon us meeting specified performance measures such as a cumulative level of purchases over a specified period of time. Such contingent rebates and other allowances are given accounting recognition at the point at which achievement of the specified performance measures are deemed to be probable and reasonably estimable. We review the relevant or significant factors affecting proper performance measures, rebates and other allowances on a recurring basis and make adjustments where the facts and circumstances dictate. We do not believe there is a reasonable likelihood that changes in the assumptions used in our estimate will have a material effect on our financial condition or results of our operations in future periods.

Item 8.  Financial Statements and Supplementary Data

Reports of Independent Registered Accounting Firm, pages 68 and 69

2.              Please note the reports of your independent registered public accounting firm, and the consent filed as Exhibit 23.1, are not signed by the accounting firm.  Please confirm to us that your original audit reports and consent were signed and ensure future filings include conformed signatures.

Response to Comment 2:

We acknowledge that the reports of our independent registered public accounting firm included on pages 68 and 69 of the Form 10-K and the consent filed as Exhibit 23.1 to the Form 10-K were missing the electronic signature “/s/ Ernst & Young LLP”. We confirm that we have in our possession the manually signed audit reports and consent of our independent registered public accounting firm. The Company will ensure that a designation illustrating the signature of our independent registered public accounting firm is included in future filings.

Notes to Consolidated Financial Statements

2.  Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page 86

3.              We note your disclosure that the administrative agent provided valuations of debt outstanding under your Term Loan Facility indicating that the Term Loan Facility’s carrying value approximates market.  Please tell us the procedures you use to evaluate whether the valuations provided by the administrative agent are developed using current information that reflects orderly transactions or a valuation technique that reflects market participant assumptions.  In addition, in future filings please:

•                  disclose the valuation technique and inputs used by the administrative agent;

•                  present the fair value of the Term Loan Facility together with the related carrying amount; and

•                  disclose the level of the fair value hierarchy within which the fair value measurement is categorized.

Please refer to ASC 820-10-50-2E and ASC 825-10-50-11.

Response to Comment 3:

We acknowledge the Staff’s comment and advise that our indebtedness is not listed or traded on an established exchange market, as defined by ASC 820-10-20. However, we obtain, at least monthly, from the administrative agent under our first lien term loan facility (the “Term Loan Facility”) indications of pricing and fair valuation of the Term Loan Facility based upon orderly trading activity and related closing prices for actual trades of our Term Loan Facility as well as indications of interest by prospective buyers and sellers and related bid/ask prices.  We review this information at least quarterly in connection with our periodic reporting and consider the volume of transactions. We do not believe that this trading activity is of sufficient frequency and volume to meet the definition of an active market as required for categorization within Level 1 of the fair value hierarchy. As a result, the Company evaluated the inputs used and considers the valuation of the Term Loan Facility to fall within Level 2 of the fair value hierarchy consistent with the guidance in ASC 820-10-35-48(b). The Company’s disclosure that the carrying value of the Term Loan Facility approximates fair value was based upon an indication of pricing and fair value received from the administrative agent as of January 8, 2016, which reflected a pricing valuation of 98.5% of carrying value/par. The Company’s carrying value of debt as of January 3, 2016 (before discount on debt issuance costs or deferred financing fees) was $594.9 million, compared to an indicated fair value of $586.0 million. In future filings, we will revise our disclosures to:

•                  disclose the valuation technique and inputs used by the administrative agent;

•                  present the fair value of the Term Loan Facility together with the related carrying amount; and

•                  disclose the level of the fair value hierarchy within which the fair value measurement is categorized.

6.  Fair Value Measurements, page 96

4.              In future filings please disclose the valuation technique used by third-party pricing services to determine the fair values of derivatives.  Please refer to ASC 820-10-50-2bbb.

Response to Comment 4:

We acknowledge the Staff’s comment and advise the Staff that, pursuant to ASC 820-10-50-2bbb, Note 6, Fair Value Measurements, to the audited consolidated financial statements included in the Form 10-K provides that Level 2 Liabilities include “$1.6 million of derivatives, which are interest rate hedges.  The fair values of the derivatives are primarily determined based on third-party pricing services with observable inputs, including interest rates and yield curves.”

In future filings, we will revise our disclosure to add to the description of the valuation technique that the third-party pricing model also utilizes observable credit spreads applied to each exposure to calculate a credit risk adjustment to determine the fair value of the swap and that the model inputs are changed only when corroborated by observable market data.

12.  Share-Based Compensation, page 116

5.              Please tell us what consideration you gave to disclosing total incremental compensation cost resulting from the modifications to awards under the 2014 Incentive Plan for each year presented.  Refer to ASC 718-10-50-2-h(2)(iii).

Response to Comment 5:

We acknowledge the Staff’s comment and advise the Staff that Note 12, Share-Based Compensation, to the audited consolidated financial statements included in the Form 10-K refers to three modifications to awards under the 2014 Stock Incentive Plan, which were effective on February 5, 2015, March 24, 2015 and October 26, 2015, respectively. The total incremental compensation cost associated with these modifications was approximately $55,000. The Company considered the disclosure objectives of ASC 718-10-50-2-h(2)(iii) and concluded the incremental compensation cost of $55,000 was immaterial. In future filings, we will disclose incremental compensation cost associated with option award modifications that are material.

14.  Segment Information, page 124

6.              Please tell us your consideration of disclosing revenues for each group of similar products and services as required by ASC 280-10-50-40.

Response to Comment 6:

We acknowledge the Staff’s comment. ASC 280-10-50-40 (“ASC 280”) states in part that “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” The Company advises the Staff that it derives its revenues entirely from the sale of products. ASC 280 does not define “similar” products; accordingly, it is incumbent upon the Company to determine whether two or more products are similar and can be combined for purposes of the entity-wide disclosures.  The Company has considered that the amounts reported for purposes of the entity-wide disclosures are based on the financial information that is used to produce the Company’s general-purpose (consolidated) financial statements. Among the factors considered by the Company are the following: (i) the Company offers an expansive product assortment and the external customers buy a wide variety of fresh perishables and everyday grocery and foodservice products and there is no meaningful distinction between products based on pattern of sales to external customers; (ii) the products offered for sale are largely staples and everyday grocery and foodservice items and thus are “similar” in appeal to the external customers; (iii) the products are sold in the same manner, through retail stores; and (iv) the products offered for sale are broadly marketed to their respective external customers, as opposed to a “line of business” or products being marketed to a distinct sub-set of the customer base. Based on the foregoing, the Company believes it has appropriately considered and disclosed revenues for each group of similar products in accordance with the guidance of ASC 280.

However, we believe that product revenues can be expanded to provide additional disclosure of perishable and non-perishable product groups, and in future filings, we will revise our disclosures in Note 14, Segment Information, to the audited consolidated financial statement included in the Form 10-K accordingly as shown below in bold:

The Company categorizes its products into two groups: perishable and non-perishable products. The perishable product categories include fresh produce and floral, meat and seafood, dairy and cheese, service deli, and bulk foods. Non-perishable product categories include grocery, foodservice, packaging, beverage, frozen, and restaurant equipment and janitorial supplies. The following is a breakdown of the Company’s total consolidated sales by perishable and non-perishable sales mix:

	2016		2015	2014
Perishables:	XX	%	37%	36%
Non-perishables:	XX	%	63%	64%

Form 8-K Filed March 9, 2016

7.              We note the guidance disclosed in the press release for the fiscal year ended January 3, 2016 includes a range of expected adjusted EBITDA, adjusted net income and adjusted net income per share.  Please note that Regulation G requires a schedule or other presentation detailing the differences between the forward-looking non-GAAP financial measures and the appropriate forward-looking GAAP financial measures.  Also, if the GAAP financial measure is not accessible on a forward-looking basis, that fact and reconciling information that is unavailable without an unreasonable effort must be disclosed, and the information that is unavailable must be identified together with its probable significance.  In addition, pursuant to Item 10(e)(1)(i) you should disclose why management believes the measures are useful to investors.  Please tell us your consideration of providing the required disclosures.

Response to Comment 7:

We respectfully acknowledge the Staff’s comment regarding a quantitative reconciliation of the Company’s forward-looking non-GAAP financial measures, adjusted EBITDA, adjusted net income and adjusted income per share, to the appropriate forward-looking GAAP financial measures pursuant to Regulation G.

To the extent we continue to provide forward looking non-GAAP financial measures in future filings, we will either provide a reconciliation of each forward-looking non-GAAP financial measure to the appropriate forward-looking GAAP financial measure or, if the forward-looking GAAP measure or related reconciling information is not available without an unreasonable effort, we will disclose that fact, provide reconciling information that is available without an unreasonable effort, identify the information that is unavailable and disclose its probable significance.

In addition, in response to the Staff’s comment, the Company will include a statement regarding the reasons why it believes that a presentation of forward-looking non-GAAP financial measures provide useful information to investors. The statement will include the following:

We use non-GAAP financial measures to evaluate our operating and financial performance and to compare such performance to that of prior periods. We also use these non-GAAP financial measures in making operational and financial decisions and in establishing operational goals. We believe that providing these non-GAAP financial measures to investors, as a supplement to GAAP financial measures, helps investors to (i) evaluate our operating and financial performance and future prospects, (ii) compare financial results across accounting periods, (iii) better understand the long-term performance of our core business and (iv) evaluate trends in our business, all consistent with how management evaluates such performance and movements.

* * * *

Pursuant to your request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the foregoing, please contact the undersigned at (323) 869-7779.

Sincerely,

By:	/s/ Richard N. Phegley
Name:	Richard N. Phegley
Title:	Senior Vice President and Chief Financial Officer

cc:                                Ta Tanisha Meadows, Securities and Exchange Commission

Philippa M. Bond, Esq., Proskauer Rose LLP